SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN
(Full title of the Plan)

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
 (Address of the Plan) (Zip Code)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL INC.
 (Name of the Issuer)

150 King Street, West, Suite 1400
Toronto, Ontario Canada M5H 1J9
 (Address of the Issuer's Principal Executive Office) (Zip Code)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

Items 1-3. The audited statement of financial condition and the audited statement of income and changes in plan equity are omitted pursuant to Item 4 of Form 11-K.

Item 4. Financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA:

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-16

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2016:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	17

SIGNATURES	18

EXHIBIT INDEX	19

Note: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Sun Advantage Savings and Investment Plan
Wellesley Hills, Massachusetts

We have audited the accompanying statements of net assets available for benefits of the Sun Advantage Savings and Investment Plan (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
June 21, 2017

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:
Investments, at fair value or net asset value:
Participant directed funds:
Registered investment companies	$ 556,428,208	$ 408,656,439
Vanguard Retirement Savings Trust II	84,395,153	73,101,151
Sun Life Financial Common Stock	13,017,111	9,262,095
Assets held in self-managed accounts	8,641,057	8,120,508
Short-Term Investment Fund	531,248	432,919

Total investments	663,012,777	499,573,112

Receivables:
Notes receivable from participants	5,879,468	3,657,550
Employer contributions receivable	386,122	304,811

Total receivables	6,265,590	3,962,361

NET ASSETS AVAILABLE FOR BENEFITS	$ 669,278,367	$ 503,535,473

The accompanying notes are an integral part of these financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
ADDITIONS:
Contributions:
Employer contributions	$ 23,130,754	$ 17,316,979
Participant contributions	20,596,967	15,296,965
Participant rollover contributions	104,416,545	2,160,952

Total contributions	148,144,266	34,774,896

Investment income:
Net appreciation (depreciation) in fair value of investments	35,901,978	(16,800,923)
Dividends	12,661,276	17,233,556
Interest	1,660,438	1,521,779

Net investment income	50,223,692	1,954,412

Interest income on notes receivable from participants	183,138	119,493

Total additions	198,551,096	36,848,801

DEDUCTIONS:
Benefits paid to participants	32,271,692	41,279,775
Administrative expenses	536,510	348,226

Total deductions	32,808,202	41,628,001

INCREASE (DECREASE) IN NET ASSETS	165,742,894	(4,779,200)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	503,535,473	508,314,673

End of year	$ 669,278,367	$ 503,535,473

The accompanying notes are an integral part of these financial statements.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF THE PLAN

The following description of the Sun Advantage Savings and Investment Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan established for the benefit of Sun Life Financial (U.S.) Services Company, Inc.'s (the "Company" or the "Plan Sponsor") U.S. employees and the U.S. employees of its affiliate, Sun Life Investments LLC that elected to become a participating employer under the Plan.  The Plan provides for a Benefits Plan Committee (the "Committee") which is the named Plan Administrator. The purpose of the Plan is to permit eligible employees of the Company to defer pre-tax 401(k) contributions and/or after-tax Roth contributions and receive employer-matching contributions and employer Retirement Investment Account ("RIA") contributions in order to provide funds for employees in the event of death, disability, unemployment or retirement.  Prior to January 1, 2016, any employee, 21 years or older, was eligible to become a participant in the Plan as soon as administratively feasible after his or her first day of employment. Effective January 1, 2016, employees under 21 years of age are eligible to participate in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Once an employee becomes eligible to participate in the Plan, he or she is eligible for employer RIA contributions and may elect to make 401(k) and/or Roth contributions by entering into a salary reduction agreement.  The agreement provides that the participant agrees to accept a reduction in compensation in an amount equal to 1% to 60% of the participant's compensation.  In addition, participants who are age 50 and greater at the end of the calendar year can make up to $6,000 in catch-up contributions which will be contributed to the Plan. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions are subject to certain Internal Revenue Code ("IRC") limitations. Catch-up and rollover contributions are not eligible for Company Matching Contributions (discussed below).

Company Matching Contributions - Participating employers contribute an amount equal to 50% of the first 6% of compensation that a participant contributes to the Plan.

The participating employers also contribute to the RIA a percentage of participant's eligible compensation as determined per the following chart based on the sum of the participant's age and years of RIA credited service on January 1 of the applicable plan year:

Age Plus RIA Credited Service	Company Contribution
Less than 40	3%
At least 40 but less than 55	5%
At least 55	7%

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Company Matching Contributions (Continued)
For RIA participants who were at least age 40 on January 1, 2006 and whose age plus years of service on January 1, 2006 equaled or exceeded 45, the participating employers also contributed to the RIA from January 1, 2006 through December 31, 2015 a percentage of the participant's eligible compensation as determined per the following chart based on the participant's age and years of service on January 1, 2006:

	Service
Age	Less than 5 years	5 or more years
At least 40 but less than 43	3.0%	5.0%
At least 43 but less than 45	3.5%	5.5%
At least 45	4.5%	6.5%

Participant Accounts - Individual accounts are maintained for each participant of the Plan.  Each participant's account is credited with the participant's contributions, related matching contributions, RIA non-elective contributions, and allocations of Plan earnings, and charged with an allocation of Plan losses and investment related expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are vested immediately in their contributions, plus actual earnings thereon.  Vesting in the participating employer's contribution portion of their accounts, including RIA contributions, is based on years of credited service.  A participant vests at the rate of 20% per year of credited service and is 100% vested after five years of credited service. A participant is fully vested in his or her share of the participating employer contributions upon retirement at normal retirement age or older, disability, or death, regardless of the length of service.

Investments - Participants may direct the investment of their contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily.  Participant selections of one or more of the investment options must be in multiples of 1%. Participating employer contributions are invested in accordance with participant investment allocations.  The Plan currently offers many registered investment companies, the Sun Life Financial Stock Fund (a party-in-interest), a self-managed account and a stable value fund as investment options for participants.

The Sun Life Financial Stock Fund is only available to participants in this Plan and invests primarily in the common stock of Sun Life Financial Inc., an affiliate of the Company, with a small portion invested in the Short-Term Investment Fund.

The Vanguard Retirement Savings Trust II (the "Trust"), is a stable value fund offered by the Plan. The Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans. The Trust invests solely in the Vanguard Retirement Savings Trust Master Trust ("VRST Master Trust"). The underlying investments in the VRST Master Trust are primarily in a pool of synthetic and traditional investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts, and bond mutual funds that are selected by Vanguard Fiduciary Trust Company.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Amendments to the Plan - On March 1, 2016, an affiliate of the Plan Sponsor acquired substantially all of the U.S. employee group benefits business of Assurant, Inc. ("Assurant").  As a result of the transaction, employees from an affiliate of Assurant were transferred to the Plan Sponsor and became eligible to participate in the Plan. On February 29, 2016 and June 10, 2016 two discretionary amendments to the Plan (as amended and restated effective January 1, 2014) were executed to credit the transferred employees with their Assurant plan years and hours of service, reduce the participants' 2016 401(k) contribution maximum under the Plan by the participants' 2016 contributions to the Assurant plan, exclude those participants from the 2016 make-up match and permit those participants, at their discretion, to make rollovers into the Plan that include loan balances. Rollovers into the Plan resulting from this transaction of $99,104,050 were reflected in participant rollover contributions in the Statements of Changes in Net Assets Available for Benefits in 2016. The rollover amount was comprised of $96,989,778 of rollovers into participant directed funds and $2,114,272 of loan balances into notes receivable from participants in the Statements of Net Assets Available for Benefits.

On December 19, 2015, a discretionary amendment to the Plan (as amended and restated effective January 1, 2014) was executed. The amendment revises the definition of compensation, removes the Plan's annuity distribution option effective January 1, 2016, removes age 21 as a participation eligibility requirement effective January 1, 2016 and further clarified and corrected definitions within the Plan document.

Self-Correction Program ("SCP") - During 2016, the Committee identified an operational failure to correctly administer the Plan's provision for reinstating upon reemployment the non-vested portion of a participant's account. This failure is currently under investigation and will result in a correction under the Internal Revenue Service's ("IRS") Employee Plans Compliance Resolution System SCP for approximately 28 participants who were reemployed during Plan years 2006 to 2016. The correction will be processed in 2017 upon completion of the investigation and is not expected to have a material impact on the Statement of Changes in Net Assets Available for Benefits.

During 2015, the Committee completed the correction of an operational failure to correctly administer the Plan. This correction was made under the IRS's Employee Plans Compliance Resolution System SCP. The operational failure occurred during the Plan year 2015 and was limited to 15 participants who did not receive elective Roth contributions into their Plan accounts. The Plan Sponsor made employer contributions to restore lost employer contributions and earnings thereon for the affected participants. The contributions are reflected in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015.

Notes Receivable from Participants - A participant may borrow up to 50% from their vested account balance  (not including the balance attributable to RIA non-elective contributions) with a minimum loan balance of $1,000 and a maximum loan balance of $50,000. Repayment is effected through payroll deductions over a period of up to five years for non-mortgage loans and over a period of up to fifteen years for mortgage loans. Only one non-mortgage loan and one mortgage loan are permitted to be outstanding at any time. Loan repayments are credited against investments, as allocated in the participant's account.  The loans are secured by an assignment of a participant's vested interest in the Plan, and bear an interest rate commensurate with rates at the time funds are borrowed as determined by the Plan Administrator.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Payment of Benefits - The Plan provides for normal retirement benefits to be paid to participants who have reached the age of 65. A participant who has reached the age of 59 1/2 may withdraw all or a portion of their non-RIA accounts by submitting a specific request to the Plan. If the participant's service with the participating employer terminates, other than by reason of retirement, the participant may elect to receive his or her distribution following his or her termination of employment.  Distributions will be made in installments or in a lump sum, except if the participant's account balance is $5,000 or less, in which case payment will be made only in a lump sum.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts - When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to reduce future employer contributions or plan administrative expenses. However, if a participant is re-employed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated.  At December 31, 2016 and 2015, forfeited amounts not yet allocated totaled $33,227 and $91,070, respectively.  Employer contributions were reduced by $1,130,504 and $1,082,169 from forfeited non-vested accounts for the years ended December 31, 2016 and 2015, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates - The preparation of the financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides various investment options to its participants.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants' account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable from Participants - Participant notes receivable are measured at their unpaid principal balance plus any accrued, but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.  There were no participants who elected to withdraw from the Plan but had not yet been paid at December 31, 2016 and 2015.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor except for certain fees which are paid by the participants. Fees incurred by participants, and reflected in administrative expenses within the Statements of Changes in Net Assets Available for Benefits, include loan fees, advisory fees, fund redemption fees, self-managed account fees, and beginning in February 2016, a two dollar monthly administrative fee. All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, these management fees and operating expenses are reflected as a reduction of investment return for such investments.

New and Adopted Accounting Pronouncements – In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) ("ASU 2017-06"). ASU 2017-06 clarifies presentation requirements for a Plan's interest in a master trust and requires more detailed disclosures of a Plan's interest in a master trust. The provisions of ASU 2017-06 will be effective for the Plan beginning with the year ended December 31, 2019 and amendments will be applied retrospectively to each period presented. The provisions of ASU 2017-06 are not expected to have a material impact on the Plan's financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10) ("ASU 2016-01"). ASU 2016-01 modifies certain aspects of recognition, measurement, presentation and disclosure guidance of financial instruments. The provisions of ASU 2016-01 will be effective for the Plan beginning with the year ended December 31, 2019 and amendments will be applied through a cumulative-effect adjustment to the opening balance sheet in the year of adoption. The provisions of ASU 2016-01 are not expected to have a material impact on the Plan's financial statements.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient.

ASU 2015-12 Part I designates contract value as the only relevant measure for fully-benefit responsive investment contracts, thus eliminating the previous requirement to measure, present and disclose the fair value of such contracts. The conclusions reached by ASU 2015-12 Part I also clarify that indirect holdings in investment contracts (such as stable value common or collective trusts) should no longer be reflected as fully benefit-responsive investment contracts.

ASU 2015-12 Part II simplifies financial statement disclosures by removing the requirements to disclose (i) investments that represent five percent or more of net assets available for benefits, (ii) the net appreciation or depreciation of investments by general type and (iii) the investment strategy of investments in direct filing entities that are measured using the practical expedient. ASU 2015-12 Part II also clarifies that investments shall be grouped by general type for purposes of fair value disclosures.

ASU 2015-12 Part III allows defined benefit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with a month-end.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New and Adopted Accounting Pronouncements (Continued)
The amendments within ASU 2015-12 Part I and Part II were adopted by the Plan as of December 31, 2015 and applied retrospectively to all periods presented, while the amendments within ASU 2015-12 Part III were not applicable to the Plan. The overall adoption of ASU 2015-12 resulted in the measurement of the Plan's investment in the collective trust fund Vanguard Retirement Savings Trust II at fair value reflecting the use of the fund's reported net asset value as a practical expedient for measurement. The adoption did not have an impact on total Net Assets Available for Benefits.

In May 2015, FASB issued ASU 2015-07, Fair Value Measurement (Topic 820)- Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Under the new guidance, investments measured at net asset value, as a practical expedient for fair value, are excluded from the fair value hierarchy. ASU 2015-07 also removes the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the practical expedient but for which the practical expedient was not elected. The amendments of ASU 2015-07 were adopted by the Plan as of December 31, 2015 and were applied retrospectively to all periods presented.

3.   TRUSTEE

Voya Institutional Trust Company is the named Trustee of the Plan.

4.	FEDERAL INCOME TAX STATUS

The Plan obtained a determination letter dated March 6, 2015, in which the IRS stated that the Plan and related trust as designed, including the May 12, 2014 discretionary amendment to the Plan, were in compliance with the applicable regulations of the IRC. The Plan has been amended since May 12, 2014. The Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust continue to be tax-exempt.  Therefore, no provision for income taxes or provision for uncertain tax provisions has been included in the Plan's financial statements.

The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Committee believes it is no longer subject to income tax examinations for years prior to 2013.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FAIR VALUE MEASUREMENT

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan has categorized its financial instruments that are carried at fair value into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

6.	FAIR VALUE MEASUREMENT (CONTINUED)

The levels of the fair value hierarchy are as follows:

Level 1
Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access. Active markets are defined as markets in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

The types of assets utilizing Level 1 valuations include investments in publicly traded mutual funds with quoted market prices, Sun Life Financial Common Stock and publicly traded equity investments and mutual funds held in self-managed accounts.

Level 2
Observable inputs other than Level 1 prices, such as quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active for identical or similar assets or liabilities, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

The Plan did not hold investments that are utilizing Level 2 valuations during the years ended December 31, 2016 and 2015.

Level 3
Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability. Pricing may also be based upon broker quotes that do not represent an offer to transact. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Plan's understanding of the market, and are generally considered Level 3. To the extent the internally developed valuations use significant unobservable inputs; they are classified as Level 3.

The Plan did not hold investments that are utilizing Level 3 valuations during the years ended December 31, 2016 and 2015.

There have been no significant changes made in valuation techniques during 2016 or 2015.

The following table presents by fair value hierarchy the Plan's investments at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Registered investment companies	$556,428,208	$-	$-	$556,428,208
Sun Life Financial Common Stock	13,017,111	-	-	13,017,111
Assets held in self-managed accounts	8,641,057	-	-	8,641,057
Short-Term Investment Fund	531,248	-	-	531,248

Total assets in the fair value hierarchy	578,617,624	-	-	578,617,624
Investments measured at net asset value (a)	-	-	-	84,395,153
Total investments at fair value	$578,617,624	$-	$-	$663,012,777

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

6.	FAIR VALUE MEASUREMENT (CONTINUED)

The following table presents by fair value hierarchy the Plan's investments at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Registered investment companies	$408,656,439	$ -	$ -	$408,656,439
Sun Life Financial Common Stock	9,262,095	-	-	9,262,095
Assets held in self-managed accounts	8,120,508	-	-	8,120,508
Short-Term Investment Fund	432,919	-	-	432,919

Total assets in the fair value hierarchy	426,471,961	-	-	426,471,961
Investments measured at net asset value (a)	-	-	-	73,101,151
Total investments at fair value	$426,471,961	$ -	$ -	$499,573,112

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The Plan transfers assets into or out of levels at the fair value as of the beginning of the reporting period. Transfers made are the result of changes in the level of observability of inputs used to price assets. The Plan did not transfer assets or liabilities between Levels 1 and 2 and no transfers in or out of Level 3 occurred during the years ended December 31, 2016 and 2015.

The methods and assumptions that the Plan uses in determining the estimated fair value of its financial instruments that are measured at fair value on a recurring basis are summarized below:

Registered investment companies - The Plan's investment in shares of registered investment companies are valued at the daily closing price as reported by the fund. Registered investment companies' shares held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Sun Life Financial Common Stock - The Plan's investment in the Sun Life Financial Common Stock is valued at quoted market prices in active markets.

Assets held in self-managed accounts - Assets held in self-managed accounts include registered investment companies and exchange traded stocks.  These assets are stated at fair value based on quoted market prices in active markets of the assets held in the accounts.

Short-Term Investment Fund - Investments in money market funds are valued at quoted market prices in active markets.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

6.	FAIR VALUE MEASUREMENT (CONTINUED)

Vanguard Retirement Savings Trust II - The Plan's investment in the Vanguard Retirement Savings Trust II collective trust fund is valued at net asset value per unit and is composed solely of investments in the VRST Master Trust.  The VRST Master Trust invests in a of a pool investment contracts issued by insurance companies and commercial banks and is valued at the net asset value of units of the master trust based upon contract value, which is the relevant measurement under the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services—Investment Companies.  Contract value represents contributions made to the collective master trust, plus earnings, less participant withdrawals and administrative expenses.  The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investments for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily at net asset value per unit.  If the Plan initiates a full redemption of the collective trust at full accumulated book value, the issuer reserves the right to require twelve months' notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The Plan may elect to receive less than full accumulated book value, subject to limitations on surrender imposed by the underlying investments of the collective trust, after providing thirty business days' notice. There are no participant redemption restrictions for the collective trust; the redemption notice period is applicable only to the Plan. There are no unfunded commitments relating to the collective trust as of December 31, 2016 and 2015.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan has several transactions that qualified as permitted party-in-interest transactions as follows:

Massachusetts Financial Services Company ("MFS"), an affiliate of the Company, manages three mutual fund investment options within the Plan.  These options are the MFS High Income Fund, MFS Institutional International Equity, and the MFS Total Return Fund, each of which is an investment company registered under the Investment Company Act of 1940. Investment advisory fees are paid from the funds to the affiliate.  Fees paid by the Plan for investment management services were included as a reduction of the return on each fund. The following table presents mutual fund investment's value as of and the net investment income (loss) for the years ended:

	December 31, 2016		December 31, 2015
	Investments	Net Investment Income (Loss)	Investments	Net Investment Income (Loss)
MFS High Income Fund	$9,685,855	$1,169,084	$8,058,206	$(328,830)
MFS Institutional International Equity	13,328,421	1,277,239	-	-
MFS Total Return Fund	-	(836,796)	19,978,349	(22,036)

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS (CONTINUED)

The following table presents the fair value as of and the net investment income (loss) of the common stock of Sun Life Financial Inc., an affiliate of the Company, for the years ended:

	December 31, 2016			December 31, 2015
	Shares	Fair Value	Net Investment Income (Loss)	Shares	Fair Value	Net Investment Income (Loss)
Sun Life Financial Stock Fund	338,899	$13,017,111	$2,887,714	296,862	$9,262,095	$(1,137,862)

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2016 to the 2016 Form 5500:

Net assets available for benefits per the financial statements	$ 669,278,367
Less: Certain deemed distributions of participant loans	(20,841)
Net assets available for benefits per the Form 5500	$ 669,257,526

The following is a reconciliation of the changes in net assets per the financial statements for the year ended December 31, 2016 to the 2016 Form 5500:

Increase in net assets per the financial statements	$ 165,742,894
Less: Certain deemed distributions of participant loans	(5,657)
Increase in net assets per the Form 5500	$ 165,737,237

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2015 to the 2015 Form 5500:

Net assets available for benefits per the financial statements	$ 503,535,473
Less: Certain deemed distributions of participant loans	(15,184)
Net assets available for benefits per the Form 5500	$ 503,520,289

The following is a reconciliation of the changes in net assets per the financial statements for the year ended December 31, 2015 to the 2015 Form 5500:

Decrease in net assets per the financial statements	$ (4,779,200)
Less: Certain deemed distributions of participant loans	(6,257)
Decrease in net assets per the Form 5500	$ (4,785,457)

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

9.	SUBSEQUENT EVENTS

Subsequent events were evaluated from the balance sheet date through the date of issuance of the financial statements on June 21, 2017. Other than events disclosed below, no events were identified subsequent to December 31, 2016 that would have a material effect on the financial condition of the Plan.

In June 2017, an affiliate of the Plan Sponsor acquired The Premier Dental Group, Inc. ("PDG"). As a result of the transaction, PDG employees were transferred to the Plan Sponsor and became eligible to participate in the Plan. On June 5, 2017 a discretionary amendment to the Plan (as amended and restated effective January 1, 2014) was executed to credit the transferred employees with their PDG plan years and hours of service, reduce a participant's 2017 401(k) contribution maximum under the Plan by the participant's 2017 contributions to the PDG plan, exclude those participants from the 2017 make-up match and permit those participants to make rollovers into the Plan that include loan balances.

* * * * * *

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN
Employer ID No: 26-3730703 Plan No. 005

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2016

(a)	(b)	(c)	Number of Shares	(d)	(e)
	Identity of Issue, Borrower	Description of Investment, Including Collateral, Rate of Interest, Maturity Date, Par or Maturity Value		Cost**
	Lessor or Similar Party				Current Value
	Vanguard	Vanguard Retirement Savings Trust II - Collective Trust	84,395,153		$ 84,395,153
		Registered investment companies:
*	Massachusetts Financial Services	MFS High Income Fund	2,848,775		9,685,855
		MFS Institutional International Equity	657,869		13,328,421
	Fidelity Investments	Fidelity Low-Priced Stock Fund	234,466		11,589,661
	Vanguard	Vanguard Growth	1,111,520		63,701,200
		Vanguard Institutional Index Fund	520,191		106,031,412
		Vanguard Total Bond Index Fund	4,800,083		51,121,551
		Vanguard Mid-Cap	652,973		23,500,627
		Vanguard Small Cap	445,813		27,538,024
		Vanguard Inflation-Protected Securities Fund	1,116,955		11,594,025
		Vanguard Value	865,409		31,354,006
		Vanguard Total International Stock	505,094		49,753,396
	T. Rowe Price	T. Rowe Price Retirement 2010 Fund	114,478		1,236,358
		T. Rowe Price Retirement 2015 Fund	196,520		2,138,137
		T. Rowe Price Retirement 2020 Fund	1,127,480		12,379,727
		T. Rowe Price Retirement 2025 Fund	2,010,206		22,232,879
		T. Rowe Price Retirement 2030 Fund	1,215,017		13,510,988
		T. Rowe Price Retirement 2035 Fund	1,403,779		15,694,250
		T. Rowe Price Retirement 2040 Fund	1,084,321		12,166,086
		T. Rowe Price Retirement 2045 Fund	750,455		8,420,103
		T. Rowe Price Retirement 2050 Fund	498,428		5,592,367
		T. Rowe Price Retirement 2055 Fund	401,287		4,498,423
		T. Rowe Price Retirement 2060 Fund	33,755		376,026
	American Funds	American Funds The New Economy Fund	221,325		7,961,070
	AllianceBernstein	AllianceBernstein Discovery Value Fund	1,144,741		24,463,118
	Dreyfus	Dreyfus Small Mid	1,309,684		22,369,406
	Principal Funds	Principal Diversified Real	28,387		306,577
	DFA	DFA Emerging Markets Equity Port	55,146		957,343
	Cohen & Steers	Cohen & Steers Real Estate	197,782		2,927,172
		Total registered investment companies			$ 556,428,208
*	Sun Life Financial Inc.	Sun Life Financial Stock Fund	338,899		13,017,111
	State Street	State Street Global Advisors STIF Fund	531,248		531,248
	Self-Managed Accounts	Self-Managed Accounts			8,641,057
*	Participant Loans	Interest rates ranging from 3.25% to 9.25%			5,879,468
		Total			$ 668,892,245

* Party-in-interest.
** Cost is not required for participant directed investments and therefore has not been included.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SUN ADVANTAGE SAVINGS AND INVESTMENT PLAN
(Name of Plan)

By: /s/ Kathleen E. deCastro
Kathleen E. deCastro
Chair, Benefit Plans Committee

Dated: June 21, 2017

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm